                                                                 EXHIBIT (C)(11)

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation information for the three fiscal years ended March 31, 1998 for the Company's Chief Executive Officer and for the four other most highly compensated executive officers of the Company for fiscal 1998 (the "Named Executive Officers").

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                 ANNUAL COMPENSATION          ------------
                                           --------------------------------    SECURITIES
                                  FISCAL                       OTHER ANNUAL    UNDERLYING       ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR    SALARY     BONUS    COMPENSATION    OPTIONS(1)    COMPENSATION(2)
  ---------------------------     ------   -------   -------   ------------   ------------   ---------------
Richard J. Heckmann.............   1998    450,000   450,000       --           150,000           5,322
  Chairman of the Board, Chief     1997    450,000   300,000       --           187,499           3,320
  Executive Officer And            1996    414,731   150,000       --           150,000              --
  President
Harry K. Hornish, Jr.(3)........   1998    251,270   100,000       --            15,000           2,479
  President and Chief Operating    1997    115,575   100,000       --                --(4)        3,538
  Officer -- Waterworks            1996         --        --       --                --              --
  Distribution Group
Nicholas C. Memmo...............   1998    215,923    55,000       --            25,000           4,718
  President and Chief Operating    1997    199,154    37,500       --            15,000           4,923
  Officer -- North American        1996    189,042    37,500       --            17,500           5,014
  Process Water Group
Andrew D. Seidel................   1998    213,462    55,000       --            25,000           4,536
  President and Chief Operating    1997    181,249    20,000       --            15,000           5,322
  Officer -- North American        1996    153,535        --       --            15,000           4,980
  Wastewater Group
Kevin L. Spence.................   1998    204,654    33,000       --            20,000           3,647
  Executive Vice President and     1997    180,001    65,000       --            15,000           6,209
  Chief Financial Officer          1996    164,774    41,500       --            15,000           4,865

---------------

(1) Represents options granted pursuant to the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock. Option grants during fiscal 1998 are described in greater detail below.

(2) Represents the Company's 50% matching contribution to the Company's 401(k) Plan.

(3) In connection with the acquisition of The Utility Supply Group, Inc. ("USG"), Mr. Hornish became an employee of the Company on October 25, 1996. See " -- Executive Severance Plan and Employment Agreements."

(4) Mr. Hornish received options to purchase 67,111 shares of Common Stock in exchange for outstanding options to purchase shares of Common Stock of USG in connection with the acquisition of USG by the Company.

OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth information with respect to stock options granted to the Named Executive Officers in fiscal 1998 under the Company's 1991 Employee Stock Option Plan. The options listed below are included in the Summary Compensation Table above.

                                       % OF TOTAL
                                        OPTIONS                                  POTENTIAL REALIZABLE VALUE
                          NUMBER OF     GRANTED                                      AT ASSUMED RATES OF
                         SECURITIES        TO                                     STOCK PRICE APPRECIATION
                         UNDERLYING    EMPLOYEES                                     FOR OPTION TERM(2)
                           OPTIONS     IN FISCAL     EXERCISE     EXPIRATION   -------------------------------
         NAME            GRANTED(1)       YEAR      PRICE($/SH)      DATE            5%              10%
         ----            -----------   ----------   -----------   ----------   --------------   --------------
Richard J. Heckmann....    150,000        6.9%        $27.25       6/30/07     $    2,570,607   $    6,514,422
Harry K. Hornish,
  Jr...................     15,000        0.9%         27.25       6/30/07            257,061          651,442
Nicholas C. Memmo......     25,000        1.1%         27.25       6/30/07            428,434        1,085,737
Andrew D. Seidel.......     25,000        1.1%         27.25       6/30/07            428,434        1,085,737
Kevin L. Spence........     20,000        0.9%         27.25       6/30/07            342,748          868,590
Increase in Value to
  All
  Stockholders(3)......                                                        $1,643,628,842   $4,165,278,193

---------------

(1) Options granted pursuant to the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock. The exercise price may be paid in cash or in shares of the Company's Common Stock. Of the options granted to Messrs. Heckmann, Hornish, Memmo, Seidel and Spence, 25% are vested and the remaining options will vest in equal increments on July 1, 1998, 1999 and 2000.

(2) Calculated over a ten-year period representing the life of the options.

(3) Represents/the increase in value to all stockholders assuming the Company's Common Stock appreciates 5% or 10% in value per year, compounded over a ten-year period, equivalent to the life of the options granted to the Named Executive Officers. Calculated using a Common Stock price of $27.25, the closing price on June 30, 1997, on the NYSE, which is the exercise price of substantially all of the options granted in fiscal 1998, and the total weighted average number of 95,909,000 shares of Common Stock outstanding in fiscal 1998.

OPTION EXERCISES IN FISCAL 1998 AND FISCAL YEAR END OPTION VALUE

     The table below sets forth information with respect to stock options exercised by the named Executive Officers in fiscal 1998 and the number of unexercised options held by such persons on March 31, 1998, on a pre-tax basis:

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                          SHARES ACQUIRED                     OPTIONS AT               IN-THE-MONEY OPTIONS
                          ON EXERCISE OF     VALUE          MARCH 31, 1998              AT MARCH 31, 1998
                            OPTIONS(1)      REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(2)
                          ---------------   --------   -------------------------   ----------------------------
Richard J. Heckmann.....          --        $     --        499,149/262,500           $11,204,836/3,808,601
Harry K. Hornish, Jr....      15,000         437,378          30,861/11,250                  892,068/88,594
Nicholas C. Memmo.......       6,000          97,694         116,563/32,812               2,726,446/404,560
Andrew D. Seidel........       5,000         115,556         102,624/31,874               2,390,581/384,588
Kevin L. Spence.........      10,000         224,862          96,374/28,124               2,250,523/355,057

---------------

(1) Represents options under the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock.

(2) The dollar value reported is based on the difference between the exercise price of the outstanding option and the closing price of the Company's Common Stock on the NYSE on March 31, 1998, of $35.125 per share.

RETIREMENT PROGRAM

     Effective April 1, 1995, the Company established a non-qualified defined benefit pension plan for its senior executives, including Messrs. Heckmann, Memmo, Seidel and Spence. Under this plan (the "Retirement Program"), the executive becomes entitled to receive from the Company at age 60 an annual retirement income, payable for 15 years equal to 50% of the executive's final five year average compensation. Earnings covered by the Retirement Program include salaries and incentive compensation. Benefits accrue on a percentage basis over the number of years of service of the executive from his date of hire with the Company to the attainment of age 60. The benefit accrued vests commencing after five years of service, 50% at that time, and 10% each year thereafter. A reduced benefit is payable at age 55 and if the executive's employment with the Company terminates before age 55, a deferred benefit, to the extent vested, is payable at or after age 55 based upon the executive's accrued benefit prior to termination.

     As of August 1997, the following are the benefits payable per year for 15 years under the Retirement Program for Messrs. Heckmann, Memmo, Seidel and Spence, assuming that their covered compensation increases at a rate of 5% annually and that their employment with the Company continues until age 60: Mr. Heckmann $636,545; Mr. Memmo $443,451; Mr. Seidel $443,451; and Mr. Spence $280,371.

     All benefits under the Retirement Program are payable out of the general assets of the Company. Any funding established by the Company to provide a source for the payment of Retirement Program benefits would remain subject to the general creditors of the Company.

EXECUTIVE SEVERANCE PAY PLAN AND EMPLOYMENT AGREEMENTS

     Executive Severance Pay Plan. The United States Filter Corporation Executive Severance Pay Plan (the "Severance Plan") was adopted by the Board of Directors on June 9, 1998 effective as of January 1, 1998. It entitles eligible executives to certain severance benefits only upon termination of employment by the Company without cause (as defined) or termination by the employee for good reason (as defined) provided that, except following a change of control (as defined below), they do not compete with the Company or solicit its employees during the remainder of the term of the employment agreement and for one year thereafter. The Severance Plan also requires that confidential information not be disclosed. A change of control of the Company generally is defined to occur if (i) any person or group acquires 50% or more of the Company's voting securities, (ii) during any two year period there is a change in a majority of the Board of Directors of the Company, (iii) there is a consolidation or merger of the Company or a transfer of substantially all of the Company's assets or
(iv) a plan of complete liquidation of the Company is approved by the stockholders.

     Initially only the Chief Executive Officer has been designated to participate in the Severance Plan. It replaces his Executive Retention Agreement previously in force. Other executive officers may be designated as participants in the future (which may be in lieu of any Retention Agreement or other severance arrangement to which any such executive officer is a party). The benefit provided to the Chief Executive Officer in connection with an eligible termination is the sum of his base salary plus the minimum annual incentive (determined without regard to any performance goals) for the balance of the term of his employment agreement.

     The benefit provided to any other eligible executive under the Severance Plan, should the Company designate any other executive as eligible, would consist of base salary for the balance of the term of an employment agreement that the Company would enter into with the executive plus target annual incentive for the year in which employment terminated times the number of full and partial years remaining in such employment term (determined without regard to any performance goals); and a lump sum equal to the greater of the present value of the health, life insurance, disability and accident insurance plans or programs for the remaining term of the agreement, and 1.5 times the present value of one year of such coverage.

     Payment of the severance benefit shall be made within 30 days after termination of employment.

     Employment Agreement -- Chief Executive Officer. On June 9, 1998 the Company entered into an employment agreement (the "CEO Agreement") with Richard
J. Heckmann, for his employment as Chief Executive Officer and President. The CEO Agreement is effective as of January 1, 1998 for a term of

63 months, and shall be automatically extended by one full calendar month on May 1, 1998, and on the first day of each month thereafter. It provides for an annual base salary of $750,000, to be reviewed annually for increase by the Compensation Committee, and for a minimum annual incentive of at least 60% of base salary, subject to performance goals negotiated in good faith by the Company and Mr. Heckmann. It also entitles Mr. Heckmann to participate in all senior executive incentive compensation plans and programs and all employee benefit, vacation, and fringe benefit plans and programs.

     Upon termination of employment for whatever reason, the CEO Agreement provides for the payment of any unpaid base salary through the date of termination; a prorated annual incentive based on the minimum annual incentive determined without regard to any performance goals; any deferred compensation, accrued vacation or expenses owed; any other compensation or benefits provided in accordance with any Company plans and programs; and continuation of Company welfare plans for Mr. Heckmann and/or his family for the balance of the term of the agreement (24 months when termination is due to death or disability.)

     In the event of termination due to death or disability, the CEO Agreement also provides a lump sum equal to two times the base salary in effect on the date of termination plus two times the minimum annual incentive determined without regard to any performance goals; and full and immediate vesting of any unvested stock options or restricted stock awards.

     In the event of termination by the Company without cause or by Mr. Heckmann for good reason (both as defined in the CEO Agreement), the CEO Agreement provides for the full and immediate vesting of any unvested stock options or restricted stock awards and the payment of benefits under the Severance Plan, described above. If such a termination occurs following a change of control (as defined in the Severance Plan), Mr. Heckmann is entitled to an additional payment, if necessary, to make him whole as a result of any excise tax imposed by the United States Internal Revenue Code of 1986, as amended (the "Code") on certain change of control payments.

     As part of the CEO Agreement and the Severance Plan, Mr. Heckmann is restricted from engaging in any business then being conducted by the Company during the term of the CEO Agreement and, except if Mr. Heckmann is terminated without cause or terminates for good reason following a change of control, for a period of one year thereafter.

     Retention and Employment Arrangements -- Named Executive Officers Other than the Chief Executive Officer. The Company is a party to Executive Retention Agreements with each of the Named Executive Officers, other than Mr. Heckmann and Mr. Hornish (the "Other Executive Officers"). Each of those agreements (the "Retention Agreements") is identical. The Retention Agreements provide for the employment of the Other Executive Officers in their respective positions with the Company or as otherwise determined, provided the duties to be performed are those of a senior executive or manager of the Company. The Retention Agreements provide that under certain conditions, including if the executive's employment is terminated without cause, the executive has the right to receive from the Company an amount equal to one times such individual's annual salary. Following a change-of-control of the Company, the Retention Agreements provide for certain benefits if, within one year of the change-of-control, the executive's employment is terminated without cause, or if certain other conditions of the executive's employment are altered. In any such event, the Other Executive Officers have the right to receive the same multiple of their annual salary above described, but including their latest incentive award or target incentive, if greater, and the Company is also obligated to maintain for one year for the executive the welfare and retirement plans available to the executive or to provide an equivalent. Under the Retention Agreements, a change-of-control of the Company generally is defined to occur if (i) any person or group acquires 50% or more of the Company's voting securities, (ii) during any two year period there is a change in a majority of the Board of Directors of the Company, (iii) there is a consolidation or merger of the Company or a transfer of substantially all of the Company's assets or (iv) a plan of complete liquidation of the Company is approved by the stockholders.

     Mr. Hornish entered into a separate employment agreement with USG (the "Hornish Agreement") which provides for the payment of $250,000 in base salary per year for the period beginning October 25, 1996 and ending March 31, 1999. The Hornish Agreement also provides for cash performance bonuses. For the period beginning January 1, 1997 and ending March 31, 1998 and the period beginning April 1, 1998 and ending March 31, 1999, the Hornish Agreement provides for bonuses of up to $125,000 and $100,000, respectively, as well as additional annual bonuses of up to 35% of Mr. Hornish's base salary. Pursuant to the Hornish Agreement, such bonuses will be awarded if specified performance objectives are met.

                    PROPOSAL TO APPROVE THE SENIOR EXECUTIVE
                             ANNUAL INCENTIVE PLAN

     On June 9, 1998, the Board of Directors of the Company adopted, subject to approval by the stockholders of the Company, the United States Filter Corporation Senior Executive Incentive Plan (the "Executive Incentive Plan") to provide the chief executive officer of the Company and certain other key employees with a performance-based annual Award (as defined below) for fiscal years beginning on or after April 1, 1998. The Executive Incentive Plan was designed by the Company with the assistance of a nationally-recognized compensation consulting firm.

     The Executive Incentive Plan is designed to satisfy the requirements for deductibility under Section 162(m) of the Code. Section 162(m) of the Code denies a deduction by a publicly-held company for annual compensation in excess of $1 million per executive paid to any of the chief executive officer or the four other most highly compensated executive officers who are employed at the end of the fiscal year. Certain types of compensation, including compensation paid based on the achievement of pre-established performance goals, are excluded from this deduction limit. For compensation to qualify for this exclusion, the material terms pursuant to which the compensation is to be paid, including the performance goals, must be disclosed to, and approved by, the stockholders in a separate vote prior to the payment of the compensation. The Executive Incentive Plan is performance-based in that the Awards payable thereunder are determined with reference to the Company's Net Income (as defined below). Accordingly, the Executive Incentive Plan is being submitted to the stockholders for approval so that payments thereunder will be exempt under Section 162(m) of the Code.

     Administration. The Executive Incentive Plan is administered by the Compensation Committee, which is currently composed of four members of the Board of Directors who qualify as "outside directors" under Section 162(m) of the Code (the "Committee"). The Committee has the authority to designate the key employees eligible to participate in the Executive Incentive Plan (other than the Chief Executive Officer), to certify attainment of performance goals and other material terms, to construe and interpret the Executive Incentive Plan and make all other determinations deemed necessary or advisable for the administration of the Executive Incentive Plan.

     Eligibility and Participation. The Chief Executive Officer of the Company will participate automatically in the Executive Incentive Plan during each fiscal year. In addition, the Committee may, in its sole discretion, select other key employees of the Company to be eligible to participate in the Executive Incentive Plan for any fiscal year. It is presently anticipated that 11 executives, including the Named Executive Officers, in addition to the Chief Executive Officer will participate in the Executive Incentive Plan for the fiscal year that began April 1, 1998.

     Determination of Awards. Subject to the Committee's discretion to pay a lesser amount, as of the first day of a fiscal year, the Chief Executive Officer will be entitled to an Award equal to one percent (1.0%) of Net Income for such fiscal year, not to exceed $3,000,000. Also subject to the Committee's discretion to pay a lesser amount, each individual who becomes a participant after the first day of a fiscal year shall be entitled to a prorated Award based on the number of days of participation during such fiscal year.

     For purposes of the Executive Incentive Plan, "Net Income" means the consolidated net after-tax income of the Company, after adjustment to omit the effects of any non-recurring or extraordinary items and the cumulative effects of changes in accounting principles as shown in the Company's audited consolidated statement of income.

     Form and Payment of Awards. Subject to the Committee's written certification of the Net Income achieved by the Company in connection with any applicable fiscal year, Awards will be paid in a lump sum cash payment as soon as practicable after the amount thereof has been determined. Except as otherwise provided below, no Award will be payable to any participant who is not an employee of the Company on the last day of such fiscal year. The Committee may, subject to such terms and conditions and within such limits as it may from time to time establish, permit one or more participants to defer the receipt of amounts due under the Executive Incentive Plan.

     Termination of Employment. If a participant's employment with the Company terminates due to death, disability, or retirement, the participant or his or her beneficiary, as the case may be, will be paid a prorated Award in cash at the same time that Awards are otherwise paid under the Executive Incentive Plan based on the number of days of participation during the fiscal year in which the termination occurs. If a participant's employment with the Company is terminated for cause (as defined in the Executive Incentive Plan), his right to the payment of an Award and all other rights under the Executive Incentive Plan will be forfeited.

     If a participant's employment with the Company is terminated involuntarily by the Company without cause or voluntarily by the Participant for good reason (as defined in the Executive Incentive Plan), he or she shall be entitled to an Award to the extent provided in the Severance Plan.

     Amendment and Termination. The Board of Directors may at any time and from time to time amend or terminate the Executive Incentive Plan in whole or in part; provided, that no amendment may be made after the date on which an employee is selected as a participant for a fiscal year that would affect adversely any of the rights of any participant for such fiscal year.

     U.S. Federal Income Tax Consequences. All payments under the Executive Incentive Plan will be taxable ordinary income to the participants under the Code in the year of receipt and the Company will be entitled to a corresponding U.S. federal income tax deduction at such time.

VOTE REQUIRED

     Approval of the Executive Incentive Plan will require the affirmative vote of at least a majority in voting interest of the stockholders present in person or by proxy and voting at the Annual Meeting, assuming the presence of a quorum. In addition, approval of the Executive Incentive Plan will require the total votes cast "For" or "Against" the Executive Incentive Plan to constitute more than 50% of the outstanding shares of Common Stock. If the stockholders do not approve the Executive Incentive Plan, it will not be implemented, but the Company reserves the right to adopt such other compensation plans and programs as it deems appropriate and in the best interests of the Company and its stockholders.

BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE EXECUTIVE INCENTIVE PLAN AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS VOTE "FOR" ADOPTION OF THE EXECUTIVE INCENTIVE PLAN.

               PROPOSAL TO APPROVE THE 1998 STOCK INCENTIVE PLAN

     The Board of Directors of the Company adopted and approved effective as of June 9, 1998 a new compensation plan to be sponsored and maintained by the Company, to be known as the United States Filter Corporation 1998 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan is subject to approval by the Company's stockholders.

     The Company believes that in order to attract, retain and motivate key employees it is desirable to offer to such employees equity-based compensation. The Stock Incentive Plan is intended to be a flexible vehicle under which a variety of types of equity-based and cash-based compensation awards, including stock options, stock appreciation rights, restricted stock and performance awards, can be made. The closing price of the Company's Common Stock on June 23, 1998, as reported on the New York Stock Exchange Consolidated Transactions Reporting System, was $28.3125 per share.

     Administration. The Stock Incentive Plan would be administered by a committee of the Board of Directors of the Company (the "Committee") comprised of at least two persons. The Committee shall have the sole discretion to interpret the Stock Incentive Plan, establish and modify administrative rules, impose conditions and restrictions on awards, and take such other actions as it deems necessary or advisable. With respect to participants who are not subject to Section 16 of the Exchange Act, the Committee may delegate its authority under the Stock Incentive Plan to one or more officers or employees of the Company. In addition, the full Board of Directors of the Company can perform any of the functions of the Committee under the Stock Incentive Plan.

     Amount of Stock. The Stock Incentive Plan provides for awards of up to 3,000,000 shares of Common Stock. The number and kind of shares subject to outstanding awards, the purchase price for such shares and the number and kind of shares available for issuance under the Stock Incentive Plan is subject to adjustments, in the sole discretion of the Committee, in connection with the occurrence of mergers, recapitalizations and other significant corporate events involving the Company. The shares to be offered under the Stock Incentive Plan will be either authorized and unissued shares or issued shares which have been reacquired by the Company.

     Eligibility and Participation. The participants under the Stock Incentive Plan will be those employees and consultants of the Company or any subsidiary who are selected by the Committee to receive awards, including officers who are also directors of the Company or its subsidiaries. Approximately 22,000 persons will initially be eligible to participate. No participant can receive awards under the Stock Incentive Plan in any calendar year in respect of more than 300,000 shares of Common Stock.

     Amendment or Termination. The Stock Incentive Plan has no fixed expiration date. The Committee will establish expiration and exercise dates on an award-by-award basis. However, for the purpose of awarding incentive stock options under Section 422 of the Code ("incentive stock options"), the Stock Incentive Plan will expire ten years from its effective date and certain provisions of the Stock Incentive Plan relating to performance-based awards under Section 162(m) of the Code will expire on the fifth anniversary of the date of stockholder approval of the Stock Incentive Plan.

     Stock Options. The Committee may grant to a participant incentive stock options, options which do not qualify as incentive stock options ("non-qualified stock options") or a combination thereof. The terms and conditions of stock option grants including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Committee. Incentive stock option grants shall be made in accordance with Section 422 of the Code.

     The exercise price for stock options will be determined by the Committee at its discretion, provided that the exercise price per share for each stock option shall be at least equal to 100% of the fair market value of one share of Common Stock on the date when the stock option is granted.

     Upon a participant's termination of employment for any reason, any stock options which were not exercisable on the participant's termination date will expire, unless otherwise determined by the Committee.

     Upon a participant's termination of employment for reasons other than death, disability or retirement, the participant's stock options will expire on the date of termination, unless the right to exercise the options is extended by the Committee at its discretion. In general, upon a participant's termination by reason of death or disability, stock options which were exercisable on the participant's termination date (or which are otherwise determined to be exercisable by the Committee) may continue to be exercised by the participant (or the participant's beneficiary) for a period of twelve months from the date of the participant's termination of employment, unless extended by the Committee. Upon a participant's termination by reason of retirement, stock options which were exercisable upon the participant's termination date (or which are otherwise determined to be exercisable by the Committee) may continue to be exercised by the participant for a period of three months from the date of the participant's termination of employment, unless extended by the Committee. If upon the disability or retirement of the participant, the participant's age plus years of continuous service with the company and its affiliates and predecessors (as combined and rounded to the nearest month) equals 65 or more, then all of the participant's options will be exercisable on the date of such disability or retirement for the exercise period stated above. In no event, however, may the options be exercised after the scheduled expiration date of the options.

     Subject to the Committee's discretion, payment for shares of Common Stock on the exercise of stock options may be made in cash, by the delivery (actually or by attestation) of shares of Common Stock held by the participant for at least six months prior to the date of exercise, a combination of cash and shares of Common Stock, or in any other form of consideration acceptable to the Committee (including one or more "cashless" exercise forms).

     Reload options ("Reloads") can be awarded in conjunction with stock options which are granted under the Stock Incentive Plan. Reloads are stock options granted to participants who tender shares to pay the exercise price of other options or tender shares or elect to have shares withheld to pay withholding taxes on the exercise of other options. Each Reload covers a number of shares equal to the number of shares tendered or withheld, has an exercise price equal to the fair market value of the underlying shares of Common Stock on the date of grant of such Reload and expires on the stated expiration date of the original option. The Committee may specify other terms and conditions applicable to Reloads.

     Stock Appreciation Rights. Stock appreciation rights ("SARs") may be granted by the Committee to a participant either separate from or in tandem with non-qualified stock options or incentive stock options. SARs may be granted at the time of the stock option grant or, with respect to non-qualified stock options, at any time prior to the exercise of the stock option. A SAR entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of Common Stock on the exercise date over the SAR exercise price, times (ii) the number of shares of Common Stock with respect to which the SAR is exercised.

     The exercise price of a SAR is determined by the Committee, but in the case of SARs granted in tandem with stock options, may not be less than the exercise price of the related stock option. Upon exercise of a SAR, payment will be made in cash or shares of Common Stock, or a combination thereof, as determined at the discretion of the Committee.

     Restricted Shares. The Committee may award to a participant shares of Common Stock subject to specified restrictions ("Restricted Shares"). The Restricted Shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period (the "Forfeiture Period") and/or the attainment of specified performance targets over the Forfeiture Period. The terms and conditions of Restricted Share awards are determined by the Committee. If vesting is based in whole or in part on performance, the performance targets will also be determined by the Committee but in the case of awards intended to qualify as "performance-based" for purposes of Section 162(m) of the Code will include specified levels of one or more of operating income, return on investment, return on stockholders' equity, earnings before interest, taxes, depreciation and amortization and/or earnings per share.

     Participants who have been awarded Restricted Shares will have all of the rights of a holder of outstanding shares of Common Stock, including the right to vote such shares and to receive dividends. During the Forfeiture Period, the Restricted Shares are nontransferable and may be held in custody by the Company or its designated agent, or if the certificate is properly legended, by the participant.

     The Committee, at its sole discretion, may waive all restrictions with respect to a Restricted Share award under certain circumstances (including the death, disability, or retirement of a participant, or a material change in circumstances arising after the date of grant) subject to such terms and conditions as it deems appropriate.

     Performance Awards. The Committee may grant performance awards to participants under such terms and conditions as the Committee deems appropriate. A performance award entitles a participant to receive a payment from the Company, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of Common Stock or a combination thereof, as determined by the Committee.

     Award periods will be established at the discretion of the Committee. The performance targets will also be determined by the Committee but in the case of awards intended to qualify as "performance-based" for purposes of Section 162(m) of the Code will include specified levels of one or more of operating income, return on investment, return on stockholders' equity, earnings before interest, taxes, depreciation and
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

amortization and/or earnings per share. When circumstances occur which cause predetermined performance targets to be an inappropriate measure of achievement, the Committee, at its discretion, may adjust the performance targets.

     Change in Control. In the event of a change in control of the Company, all stock options and SARs will immediately vest and become exercisable , the restrictions on all Restricted Shares will immediately lapse and all performance awards will immediately become payable. In general, events which constitute a change in control include: (i) acquisition by a person of beneficial ownership of shares representing 50% or more of the voting power of all classes of stock of the Company; (ii) during any two consecutive years, the individuals who at the beginning of such period constitute the Board no longer constitute at least a majority of the Board; (iii) a reorganization, merger or consolidation; or
(iv) approval by the stockholders of the Company of a plan of complete liquidation of the Company.

     Federal Income Tax Consequences. The following is a summary of the principal U. S. federal income tax consequences of Stock Incentive Plan benefits under present tax law. The summary is not intended to be exhaustive and, among other things, does not describe state, local or non-U.S. tax consequences.

     Stock Options. No tax is incurred by the participant, and no amount is deductible by the Company, upon the grant of a nonqualified stock option. At the time of exercise of such an option, the difference between the exercise price and the fair market value of the Common Stock will constitute ordinary income to the participant. The Company will be allowed a deduction equal to the amount of ordinary income recognized by the participant.

     In the case of incentive stock options, although no income is recognized upon exercise and the Company is not entitled to a deduction, the excess of the fair market value of the Common Stock on the date of exercise over the exercise price is counted in determining the participant's alternative minimum taxable income. If the participant does not dispose of the shares acquired on the exercise of an incentive stock option within one year after their receipt and within two years after the grant of the incentive stock option, gain or loss recognized on the disposition of the shares will be treated as long-term capital gain or loss. In the event of an earlier disposition of shares acquired upon the exercise of an incentive stock option, the participant may recognize ordinary income, and if so, the Company will be entitled to a deduction in a like amount.

     SARs. The participant will not recognize any income at the time of grant of a SAR. Upon the exercise of a SAR, the cash and the value of any Common Stock received will constitute ordinary income to the participant. The Company will be entitled to a deduction in the amount of such income at the time of exercise.

     Restricted Shares. A participant will normally not recognize taxable income upon an award of Restricted Shares, and the Company will not be entitled to a deduction until the lapse of the applicable restrictions. Upon the lapse of the restrictions, the participant will recognize ordinary taxable income in an amount equal to the fair market value of the Common Stock as to which the restrictions have lapsed, and the Company will be entitled to a deduction in the same amount. However, a participant may elect under Section 83(b) of the Code to recognize taxable ordinary income in the year the Restricted Shares are awarded in an amount equal to the fair market value of the shares at that time, determined without regard to the restrictions. In such event, the Company will then be entitled to a deduction in the same amount. Any gain or loss subsequently recognized by the participant will be a capital gain or loss.

     Performance Awards. Normally, a participant will not recognize taxable income upon the award of such grants. Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any Common Stock received will constitute ordinary income to the participant. The Company will also then be entitled to a deduction in the same amount.

VOTE REQUIRED

     Approval of the Stock Incentive Plan will require the affirmative vote of at least a majority in voting interest of the stockholders present in person or by proxy and voting at the Annual Meeting and entitled to vote thereon, assuming the presence of a quorum. In addition, approval of the Stock Incentive Plan will
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require the total votes cast "For" or "Against" the Stock Incentive Plan to constitute more than 50% of the outstanding shares of Common Stock. If the stockholders do not approve the Stock Incentive Plan, it will not be implemented, but the Company reserves the right to adopt such other compensation plans and programs as it deems appropriate and in the best interests of the Company and its stockholders.

BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE STOCK INCENTIVE PLAN AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS VOTE "FOR" ADOPTION OF THE STOCK INCENTIVE PLAN.

                      PROPOSAL TO APPROVE AN AMENDMENT TO
                      THE 1991 DIRECTORS STOCK OPTION PLAN

     Stockholders are being asked to approve an amendment (the "Amendment") to the Directors Plan. A vote in favor of this proposal will also be a vote in favor of the Directors Plan, as so amended. The Board of Directors approved the Amendment effective April 1, 1998, subject to the approval of the Company's stockholders. The sole change effected by the Amendment is to increase the stated exercise period of stock options granted under the Directors Plan from four years to ten years.

     The Company currently does not pay any cash compensation to its non-employee Directors, although they are reimbursed for out-of-pocket expenses incurred in attending meetings. Directors are compensated for their time and efforts solely through grants of stock options. The Company believes that the Amendment will provides non-employee directors a more meaningful opportunity to acquire Common Stock of the Company and create a greater incentive for such directors to serve on the Board of Directors of the Company and contribute to its long-term growth and profitability objectives.

     The following is a summary of the terms of the Directors Plan, as amended by the Amendment.

     General Provisions. The Directors Plan is administered by the Compensation Committee. The persons eligible to participate in the Directors Plan are the duly elected non-employee directors of the Company (presently eight individuals). The Compensation Committee determines the meaning and application of the provisions of the Directors Plan and related option agreements.

     Options granted under the Directors Plan are non-qualified stock options. The Directors Plan provides that each participant shall receive a grant of options for the purchase of 12,000 shares of Common Stock on the first business day of April in each calendar year. In addition, a participant shall receive a grant of options for the purchase of 12,000 shares of Common Stock upon his or her initial election to the Board, provided that if such election occurs after September 30 of the year first elected, such initial grant shall be for 6,000 shares of Common Stock. The exercise price of each option granted under the Directors Plan shall be equal to 100% of the fair market value of the underlying shares on the date of grant. Each option is fully exercisable on the date of the grant and has a term of ten years from the date of the grant. No options may be granted after February 27, 2001.

     Generally, options may be exercised only by the individual to whom the option is granted, and are not transferable or assignable, except that in the event of an optionee's death or legal disability, the optionee's heirs or legal representatives may exercise the options for a period not to exceed one year.

     Termination of Service. Options will cease to be exercisable within 30 days after termination of the optionee's service to the Company, other than upon termination due to death, disability or retirement or upon termination for cause. Options will be exercisable within twelve months of death or disability and within three months of retirement. Upon termination for cause, a participant's options shall be rescinded.

     Termination and Amendment of Plan. The Board of Directors may terminate or amend the Directors Plan without the approval of the Company's stockholders, but stockholder approval would be required in order to amend the plan to increase the number of shares, to change the class of persons eligible to participate in the

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plan, to extend the maximum ten-year exercise period or to permit an option exercise price to be fixed at less than 100% of the fair market value as of the date of grant.

     Antidilution Provisions. The amount of shares reserved for issuance under the Directors Plan and the terms of outstanding options shall be adjusted in the event of changes in the outstanding Common Stock by reasons of stock dividends, stock splits, reverse stock splits, split-ups, consolidations, recapitalizations, reorganizations or like events.

     Benefits Under the Directors Plan. Presently, eight Directors of the Company and its subsidiaries are eligible to participate in the Directors Plan. As of April 1, 1998, a grant was made to each of the non-employee directors of an option for 12,000 shares of Common Stock of the Company, for an aggregate grant of options for 84,000 shares of Common Stock at an exercise price of $36.00 per share. On June 23, 1998 the closing price of the Common Stock on the NYSE was $28.3125 per share.

     Certain Federal Income Tax Consequences. The following is a brief summary of the principal U.S. Federal income tax consequences of awards under the Directors Plan based upon current U.S Federal income tax laws. The summary is not intended to be exhaustive and, among other things, does not describe state, local or non-U.S. tax consequences.

     An optionee generally recognizes no taxable income as the result of the grant of a non-qualified stock option. Upon exercise of such an option, the optionee normally recognizes ordinary income in the amount of the excess of the fair market value on the date of exercise over the option price. Upon the sale of stock acquired by the exercise of a non-qualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as short-term or long-term capital gain or loss, depending upon the length of time the optionee has held the stock from the date of exercise. No tax deduction is available to the Company with respect to the grant of the option or the sale of stock acquired pursuant thereto. The Company would be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the option.

VOTE REQUIRED

     Approval of the Directors Plan, as amended, will require the affirmative vote of at least a majority in voting interest of the stockholders present in person or by proxy at the Annual Meeting and entitled to vote thereon, assuming the presence of a quorum. In addition, approval of the Directors Plan, as amended, will require the total votes cast "For" or "Against" the Directors Plan, as amended, to constitute more than 50% of the outstanding shares of Common Stock.

BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE DIRECTORS PLAN, AS AMENDED, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS VOTE "FOR" ADOPTION OF THE DIRECTORS PLAN, AS SO AMENDED.

             RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

     The Board of Directors has appointed KPMG Peat Marwick LLP as independent certified public accountants for the Company for the fiscal year ended March 31, 1999 and has further directed that the appointment be submitted for ratification by the stockholders at the Annual Meeting.

     KPMG Peat Marwick LLP is an internationally recognized firm of independent certified public accountants and has audited the Company's financial statements since the 1992 fiscal year. A representative of KPMG Peat Marwick LLP will be present at the Annual Meeting and will be available to make a statement, if he or she so desires, and to respond to appropriate questions.

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